

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Gerard Griffin
Chief Financial Officer
Sportradar Group AG
Feldistrasse 2
CH-9000 St. Gallen, Switzerland

> **Re: Sportradar Group AG**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed on March 15, 2023**

Dear Gerard Griffin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Barr